UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)

PC CONNECTION, INC.

(Name of Issuer)

Common Stock par value $.01 per share

(Title of Class of Securities)

69318J100

(CUSIP Number)

Patricia Gallup

Abbott Brook Trust

David Hall Trust 2003

PC Connection, Inc.

Rt. 101A, 730 Milford Road

Merrimack, New Hampshire 03054

(603) 683-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2024

(Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Patricia Gallup
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ¨
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 4,444,095
	8)	Shared voting power 9,332,188(1)
	9)	Sole dispositive power 4,444,095
	10)	Shared dispositive power 9,332,188(1)
11	Aggregate amount beneficially owned by each reporting person 13,776,283(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ¨
13	Percent of class represented by amount in Row (11) 52.4%(2)
14	Type of reporting person IN

(1)  Includes (i) 4,444,095 shares of common stock, par value $.01 per share (“Common Stock”), of PC Connection, Inc., a Delaware corporation (the “Issuer”) held by Ms. Gallup (ii) 6,879,962 shares of the Issuer’s Common Stock held by an irrevocable trust of which Ms. Gallup is the sole trustee and sole lifetime beneficiary of the shares held by such trust (the “David Hall Trust 2003”), (iii) 162,093 shares of the Issuer’s Common Stock held by The Estate of David McLellan Hall, for which Ms. Gallup serves as executor, (iv) 275,000 shares of the Issuer’s Common Stock held by an irrevocable trust formed under the laws of the state of New Hampshire of which Ms. Gallup is the sole trustee (the “North Branch Trust”), (v) 2,000,000 shares of the Issuer’s Common Stock held by a grantor retained annuity trust of which Patricia Gallup is the sole trustee and sole annuitant (the “Abbott Brook Trust”) and (vi) 15,133 shares of the Issuer’s Common Stock held by Ms. Gallup’s spouse, as to which Ms. Gallup disclaims beneficial ownership.

(2)  Based upon 26,293,202 shares of the Issuer’s Common Stock outstanding on July 24, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2024.

1	Names of reporting persons Abbott Brook Trust
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO(1)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ¨
6	Citizenship or place of organization New Hampshire
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 0
	8)	Shared voting power 2,000,000(1)
	9)	Sole dispositive power 0
	10)	Shared dispositive power 2,000,000(1)
11	Aggregate amount beneficially owned by each reporting person 2,000,000(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ¨
13	Percent of class represented by amount in Row (11) 7.6%(2)
14	Type of reporting person OO

(1)  On September 16, 2024, for estate planning purposes, Patricia Gallup contributed 2,000,000 shares of Common Stock to the Abbott Brook Trust for no consideration. Under the trust agreement establishing the Abbott Brook Trust, Ms. Gallup serves as sole trustee of the Abbott Brook Trust.

(2)  Based upon 26,293,202 shares of the Issuer’s Common Stock outstanding on July 24, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2024.

1	Names of reporting persons David Hall Trust 2003
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO(1)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ¨
6	Citizenship or place of organization New Hampshire
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 0
	8)	Shared voting power 6,879,962(1)
	9)	Sole dispositive power 0
	10)	Shared dispositive power 6,879,962(1)
11	Aggregate amount beneficially owned by each reporting person 6,879,962(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ¨
13	Percent of class represented by amount in Row (11) 26.2%(2)
14	Type of reporting person OO

(1)  The Estate, on March 13, 2023, transferred 6,879,962 shares of the Issuer’s Common Stock to the David Hall Trust 2003 at the direction of Ms. Gallup, in her capacity as executor, for no consideration in order to facilitate the administration of certain assets of the Estate. Ms. Gallup serves as the sole trustee and is the sole lifetime beneficiary of the shares held by the David Hall Trust 2003.

(2)  Based upon 26,293,202 shares of the Issuer’s Common Stock outstanding on July 24, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2024.

This Amendment No. 9 (“Amendment No. 9”) amends the statement on Schedule 13D initially filed by the 1998 PC Connection Voting Trust (the “Voting Trust”), David Hall and Patricia Gallup on April 23, 2004 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on February 12, 2013, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on January 31, 2014, as amended and supplemented by Amendment No. 3 to the Original Schedule 13D, filed on May 27, 2014, as amended and supplemented by Amendment No. 4 to the Original Schedule 13D, filed on September 27, 2021, as amended and supplemented by Amendment No. 5 to the Original Schedule 13D, filed on December 22, 2021, as amended and supplemented by Amendment No. 6 to the Original Schedule 13D, filed on May 12, 2022, as amended and supplemented by Amendment No. 7 to the Original Schedule 13D, filed on March 15, 2023, as amended and supplemented by Amendment No. 8 to the Original Schedule 13D, filed on May 10, 2024 (as amended and supplemented, the “Schedule 13D”) relating to shares of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of

i.

Patricia Gallup, a United States citizen, the sole trustee and sole annuitant of the Abbott Brook Trust (as defined below), the sole trustee and sole lifetime beneficiary of the shares held by The David Hall Trust 2003 (as defined below), the executor of the Estate of David McLellan Hall (the “Estate”) and Chair of the Board of Directors and Chief Administrative Officer of the Issuer, with respect to the Common Stock directly and beneficially owned by her;

ii.	The Abbott Brook Trust (the “Abbott Brook Trust”), a grantor retained annuity trust formed under the laws of the State of New Hampshire, with respect to the Common Stock owned by it; and

iii.	The David Hall Trust 2003 (the “David Hall Trust 2003”), an irrevocable trust formed under the laws of the State of New Hampshire, with respect to the Common Stock directly owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.

A.	The address or the principal office address, as applicable, of each of the Reporting Persons is P.O. Box 256, Keene, New Hampshire 03431.

B.	The principal occupation of Patricia Gallup is serving as the Chair of the Board of Directors and the Chief Administrative Officer of the Issuer.

C.	The principal business of the Abbott Brook Trust is to administer certain assets of Patricia Gallup for estate and financial planning purposes.

D.	The principal business of the David Hall Trust 2003 is to facilitate the administration of certain assets of the Estate.

E.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

At the founding of the Issuer, Patricia Gallup and David Hall acquired shares of Common Stock using nominal personal funds. In connection with the Issuer’s initial public offering in March 1998, Ms. Gallup and Mr. Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust in exchange for voting trust receipts representing each share of Common Stock contributed to the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall’s passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

Between May 16, 2014 and September 17, 2024, Ms. Gallup acquired 17,500 shares of Common Stock pursuant to restricted stock awards under the Issuer’s Amended and Restated 1997 Stock Incentive Plan and the Issuer’s Amended and Restated 2007 Stock Incentive Plan. Between May 16, 2014 and November 14, 2020, Mr. Hall, prior to his passing, acquired 15,500 shares of Common Stock pursuant to restricted stock awards under the Issuer’s Amended and Restated 1997 Stock Incentive Plan and the Issuer’s Amended and Restated 2007 Stock Incentive Plan.

On February 13, 2023, Ms. Gallup’s spouse gifted 275,000 shares of Common Stock to an irrevocable trust formed under the laws of the state of New Hampshire (the “North Branch Trust”) for no consideration. Under the trust agreement establishing the North Branch Trust, Ms. Gallup serves as sole trustee.

The Estate, on March 13, 2023, transferred 6,879,962 shares of Common Stock to the David Hall Trust 2003 at the direction of Ms. Gallup, in her capacity as executor, for no consideration in order to facilitate the administration of certain assets of the Estate.

On September 16, 2024, for estate planning purposes, Ms. Gallup contributed 2,000,000 shares of Common Stock to the Abbott Brook Trust for no consideration.

The aggregate cost basis of the 4,444,095 shares of Common Stock held of record by Ms. Gallup is approximately $285,795. The aggregate cost basis of the 6,879,962 shares of Common Stock held of record by the David Hall Trust 2003 is approximately $247,265,604, following a step up in basis upon Mr. Hall’s passing. The aggregate cost basis of the 162,093 shares of Common Stock held of record by the Estate is approximately $5,825,617, following a step up in basis upon Mr. Hall’s passing. The aggregate cost basis of the 275,000 shares of Common Stock held of record by the North Branch Trust is approximately $1,833. The aggregate cost basis of the 2,000,000 shares of Common Stock held of record by the Abbott Brook Trust is approximately $13,333. The aggregate cost basis of the 15,133 shares of Common Stock held of record by Ms. Gallup’s spouse is approximately $1,636.

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

The Reporting Persons hold a substantial position in the Issuer, which was primarily acquired by Patricia Gallup and David Hall at the founding of the Issuer. In connection with the Issuer’s initial public offering in March

1998, Ms. Gallup and Mr. Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust in exchange for voting trust receipts representing each share of Common Stock contributed to the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall’s passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

On February 13, 2023, Ms. Gallup’s spouse gifted 275,000 shares of Common Stock to the North Branch Trust for no consideration. Under the trust agreement establishing the North Branch Trust, Ms. Gallup serves as sole trustee. The trust agreement establishing the North Branch Trust also provides that upon the passing of Ms. Gallup, voting and investment control over the shares of Common Stock held by the North Branch Trust would pass to the successor trustee as set forth in the trust agreement.

The Estate, on March 13, 2023, transferred 6,879,962 shares of Common Stock to the David Hall Trust 2003 at the direction of Ms. Gallup, in her capacity as executor, for no consideration. Under the trust agreement establishing the David Hall Trust 2003, Ms. Gallup serves as sole trustee and is the sole lifetime beneficiary of the shares held by the David Hall Trust 2003 and holds voting and dispositive power over the 6,879,962 shares of Common Stock held directly by the David Hall Trust 2003. Following the completion of the administration of the Estate, the assets held by the David Hall Trust 2003 will be distributed to one or more trusts of which Ms. Gallup will be the sole lifetime beneficiary and a co-trustee with an additional co-trustee to be identified.

On September 16, 2024, for estate planning purposes, Ms. Gallup contributed 2,000,000 shares of Common Stock to the Abbott Brook Trust for no consideration. Under the trust agreement establishing the Abbott Brook Trust, Ms. Gallup serves as sole trustee and sole annuitant of the Abbott Brook Trust and holds shared voting and dispositive power over the 2,000,000 shares of Common Stock held directly by the Abbott Brook Trust. Ms. Gallup or, if she passes, her estate, will receive an annual annuity amount from the Abbott Brook Trust. The Abbott Brook Trust is scheduled to expire on September 15, 2026 at which time the assets remaining in the Abbott Brook Trust will be distributed to a spillover trust.

Ms. Gallup is the Chief Administrative Officer and Chairman of the Board of Directors of the Issuer.

Except as disclosed in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 26,293,202 shares of the Issuer’s Common Stock outstanding on July 24, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2024.

A.	Patricia Gallup

i.

As of close of business on September 17, 2024, Patricia Gallup, as the sole trustee and sole lifetime beneficiary of the shares held by the David Hall Trust 2003, the executor of the Estate, the sole trustee of the North Branch Trust, the sole trustee and sole annuitant of the Abbott Brook Trust and by virtue of her spouse’s holdings, may be deemed to beneficially own (i) 6,879,962 shares of Common Stock owned directly by the David Hall Trust 2003, (ii) 162,093 shares of Common Stock owned directly by the Estate, (iii) 2,000,000 shares of Common Stock owned directly by the Abbott Brook Trust, (iv) 275,000 shares of Common Stock owned directly by North Branch Trust, as to which Ms. Gallup disclaims beneficial ownership, (v) 15,133 shares of Common Stock owned directly by her spouse, as to which Ms. Gallup disclaims beneficial ownership, and (vi) 4,444,095 shares of Common Stock owned directly by Ms. Gallup.

Percentage: 52.4%

ii.	Powers

	a.	Sole power to vote or direct vote: 4,444,095

	b.	Shared power to vote or direct vote: 9,332,188

	c.	Sole power to dispose or direct the disposition: 4,444,095

	d.	Shared power to dispose or direct the disposition: 9,332,188

iii.

Appended to this Schedule 13D is an itemization of transactions in the Common Stock of the Issuer by the Abbott Brook Trust and Ms. Gallup during the past sixty days. The Estate, the David Hall Trust 2003, the North Branch Trust and Ms. Gallup’s spouse have not entered into any transactions in the Common Stock of the Issuer during the past sixty days.

	B.	Abbott Brook Trust

i.	As of close of business on September 17, 2024, the Abbott Brook Trust directly and beneficially owned 2,000,000 shares of Common Stock.

Percentage: 7.6%

ii.	Powers

	a.	Sole power to vote or direct vote: 0

	b.	Shared power to vote or direct vote: 2,000,000

	c.	Sole power to dispose or direct the disposition: 0

	d.	Shared power to dispose or direct the disposition: 2,000,000

iii.	Appended to this Schedule 13D is an itemization of transactions in the Common Stock of the Issuer by the Abbott Brook Trust during the past sixty days.

	C.	The David Hall Trust 2003

i.	As of close of business September 17, 2024, the David Hall Trust 2003 directly and beneficially owned 6,879,962 shares of Common Stock.

Percentage: 26.2%

ii.	Powers

	a.	Sole power to vote or direct vote: 0

	b.	Shared power to vote or direct vote: 6,879,962

	c.	Sole power to dispose or direct the disposition: 0

	d.	Shared power to dispose or direct the disposition: 6,879,962

iii.	The David Hall Trust 2003 has not entered into any transactions in the Common Stock of the Issuer during the past sixty days.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

The disclosure contained in Item 4 of the Schedule 13D regarding the trust agreements establishing each of the Abbott Brook Trust, the North Branch Trust and the David Hall Trust 2003 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and restated as follows:

Exhibit 1.	Joint Filing Agreement, dated as of September 18, 2024, by and among the Reporting Persons.**

**Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2024By:/s/ Patricia Gallup

Patricia Gallup

Abbott Brook Trust

Date: September 18, 2024By:/s/ Patricia Gallup

Patricia Gallup, as Trustee

The David Hall Trust 2003

Date: September 18, 2024By:/s/ Patricia Gallup

Patricia Gallup, as Trustee

Transactions in the Common Stock During the Past Sixty Days

Name	Date	No. of Shares	Transaction	Price	Method
Patricia Gallup	9/16/2024	2,000,000	Contribution(1)	$0.00	Private Transaction
Patricia Gallup	9/1/2024	500	Equity Award(2)	$0.00	Registered Transaction
Abbott Brook Trust	9/16/2024	2,000,000	Contribution(1)	$0.00	Private Transaction

(1)	On September 16, 2024, for estate planning purposes, Patricia Gallup contributed 2,000,000 shares of Common Stock to the Abbott Brook Trust for no consideration.

(2)	On September 1, 2024, Patricia Gallup received 500 shares of Common Stock upon the vesting of 500 Restricted Stock Units issued to Ms. Gallup under the PC Connection, Inc. 2007 Stock Incentive Plan.